

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Min Kong
Chief Financial Officer
MMTec, Inc.
c/o Gujia (Beijing) Technology Co., Ltd.
AF, 16/F, Block B, Jiacheng Plaza
18 Xiaguangli, Chaoyang District, Beijing, 100027
People's Republic of China

> **Re: MMTec, Inc.**
> **Registration Statement on Form F-3**
> **Filed July 7, 2020**
> **File No. 333-239731**

Dear Mr. Kong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alec Orudjev